CM

06008592

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 2 9 2006

SEC FILE NUMBER
8- 50417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: San Francisco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5757 Wilshire Blvd., Suite 370
(No. and Street)

Los Angeles, (City) California (State) 90036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Naum Voloshin (323) 930-9190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, (Address) Encino, (City) California (State) 91316 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 9 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 6/8/06

OATH OR AFFIRMATION

I, Naum Voloshin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of San Francisco Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1[illegible]20
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Naum Voloshin
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2006
WASH. D.C. 185 SECTION

SAN FRANCISCO SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2005

SAN FRANCISCO SECURITIES, INC.

Table Of Contents

		PAGE
SEC Form X-17A-5		1
Independent Auditor's Report		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Stockholders' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 10
Supplementary Information		
Schedule I	Statement of Net Capital	11
Schedule II	Determination of Reserve Requirements	12
Schedule III	Information Relating to Possession or Control	12
Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5		13 - 14

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT

Board of Directors
San Francisco Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of San Francisco Securities, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Francisco Securities, Inc. as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
March 28, 2006

SAN FRANCISCO SECURITIES, INC.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash (Note 1)	$	68,620
Accounts receivable		88,919
Clearing deposit		40,755
Investments		1,148,188
Furniture and equipment		
net of accumulated depreciation of $ 2,236 (Note 1)		-
Organization costs		
net of accumulated amortization of $ 4,185 (Note 1)		-
Income tax benefit (Note 2)		553,853
Other assets		1,176
Total assets	$	1,901,511

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	7,719
Due to affiliate		87,404
Total liabilities		95,123
STOCKHOLDER'S EQUITY:		
Common stock		10,000
Additional paid in capital		3,005,280
Retained deficit		(1,208,892)
Total stockholder's equity		1,806,388
Total liabilities and stockholder's equity	$	1,901,511

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Income
For the year ended December 31, 2005

REVENUES:	
Principal trading loss	$ (281,973)
Commission income	20,884
Total income	(261,089)
EXPENSES:	
Professional fees	5,000
Commissions	19,145
Occupancy	23,011
Support services	10,500
Operations	29,652
Total expenses	87,308
LOSS BEFORE INCOME TAXES AND PRIOR PERIOD ADJUSTMENT	(348,397)
INCOME TAX BENEFIT (Note 2)	138,297
NET LOSS BEFORE PRIOR PERIOD ADJUSTMENT	(210,100)
PRIOR PERIOD ADJUSTMENT (net of income taxes)	714,334
NET INCOME	$ 504,234

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2005

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Stockholder's Equity
Beginning balance January 1, 2005	$ 10,000	$ 2,633,326	$ (1,713,126)	$ 930,200
Capital contributions		371,954		371,954
Net income			504,234	504,234
Ending balance December 31, 2005	$ 10,000	$3,005,280	($1,208,892)	$1,806,388

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 504,234
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in:	
Accounts receivable	(85,067)
Clearing deposit	9,434
Investments	(1,148,188)
Income tax benefit	334,563
Increase (decrease) in:	
Accounts payable	(8,587)
Commissions payable	(1,725)
Due to affiliate	87,404
Total adjustments	(812,166)
Net cash used in operating activities	(307,932)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	371,954
Net cash provided by financing activities	371,954
Increase in cash	64,022
Cash at beginning of year	4,598
Cash at end of year	$ 68,620
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

San Francisco Securities, Inc. (the "Company") was formed in California in 1997 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

The firm is a corporation whose sole shareholder is Naum Voloshin. The firm operated on a fully disclosed basis with another member firm, Penson Financial Services.

Summary of significant accounting policies:

Cash:
Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SAN FRANCISCO SECURITIES, INC.

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and organization costs:
The company depreciates its assets over a useful life of seven years; with organization costs amortized over five years.

		Useful Lives (in years)
Furniture and equipment	$ 2,236	
Organization costs	4,185	
Total	6,421	7
Less: Accumulated depreciation and amortization	(6,421)	5
Net	$ 0	

Expense Sharing

The Company shares office space with its affiliate Miracle Mile, Inc. Under the existing expense agreement, Miracle Mile, Inc. will absorb these costs for the Company and is reimbursed for their share of the rent and overhead.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2005.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

SAN FRANCISCO SECURITIES, INC.

Notes to Financial Statements
December 31, 2005

Note 2: INCOME TAXES

The firm has a net operating loss; which a tax benefit of $ 138,297 has been recorded. The firm is allowed to carry back the loss for 3 year and forward for 15 years. The firm has elected not to carry back the loss and to realize the benefit in future years. The income tax expense from the prior period adjustments is $472,860.

The components of the income tax benefit for the year ended December 31, 2005 are as follows:

Tax benefit at December 31, 2004		(888,416)
Current income tax expense		334,563
Tax benefit at December 31, 2005	$	(553,853)

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the company had a net capital of $14,252 which is $9,252 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($95,123) to net capital was 6.67 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent transactions on behalf of customer. If the transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different form the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.

SAN FRANCISCO SECURITIES, INC.

Notes to Financial Statements
December 31, 2005

Note 5: GOING CONCERN

The firm has sustained losses for the past four years reflecting volatility in the market. Such volatility is expected to continue and may affect the firms' regulatory net capital. The firm's ability to continue as a going concern is directly related to the firm's sole shareholder to fund such losses to cover erosion of regulatory capital.

Note 6: PRIOR PERIOD ADJUSTMENTS

The firm's routine examination by the SEC revealed bookkeeping errors in recognition of income related to the recording of corresponding expenses and various other adjustments. The net result of these entries resulted in an increase in income for 2004 of $1,187,280. The resulting tax effect with net operating loss considerations was $472,860.

SAN FRANCISCO SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2005

	Focus 12/31/05	Audit 12/31/05	Change
Stockholders' equity, December 31, 2005	$ 2,145,951	$ 1,806,388	$ 339,563
Subtract - Non allowable assets:			-
Accounts receivable	88,919	88,919	-
Investments	1,189,036	1,148,188	40,848
Income tax benefit	888,416	553,853	334,563
Other assets	1,176	1,176	-
Tentative net capital	(21,596)	14,252	(35,848)
Haircuts:	-	-	-
NET CAPITAL	(21,596)	14,252	(35,848)
Minimum net capital	5,000	5,000	-
Excess net capital	$ (26,596)	$ 9,252	$ (35,848)
Aggregate indebtedness	90,123	95,123	(5,000)
Ratio of aggregate indebtedness to net capital	-4.17%	6.67%	

Changes are due to audit adjustments and prior period adjustments.

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
San Francisco Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of San Francisco Securities, Inc. for the year ended December 31, 2005, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by San Francisco Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
March 28, 2006